September 6, 2007
Via EDGAR and Overnight Courier
Mr. John W. Madison
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	Teton Energy Corporation Registration Statement on Form S-3 Filed August 6, 2007 File No. 333-145164
Dear Mr. Madison:
               We are counsel to Teton Energy Corporation (the “Company” or “our client”). On behalf of our client, enclosed please find Amendment No. 1 to the above-captioned Registration Statement, a copy of which has been marked with the changes from the initial filing. We also amend our response dated August 31, 2007 to the Staff’s comment No. 9 dated August 24, 2007, relating to the above-captioned Registration Statement, as follows. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s amended response to the comment immediately thereafter.
General

9.	Please provide us, with a view toward disclosure in the prospectus, with:
•	a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) — the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•	copies of all agreements between the issuer (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

Securities and Exchange Commission September 6, 2007 Page 2 of 2

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

There were no relationships or arrangements between the Company and the selling stockholders within the three years prior to the date of the convertible notes offering therefore no disclosure in this regard is necessary. However, we have amended the Selling Stockholder section to include a description of Commonwealth Associates, LP’s subsequent and future relationships with the Company as its placement agent and financial advisor.

In addition, any future relationships or arrangements between the Company and the selling stockholders are detailed in (i) the Placement Agent Agreement, dated May 11, 2007, which was filed as Exhibit 10.3 to the Company’s Form 10Q for the quarter ended June 30, 2007, which was filed with the SEC on August 14, 2007 (the “Second Quarter 10Q”); (ii) the Placement Agency Agreement, dated July 19, 2007, with was filed as Exhibit 10.4 to the Second Quarter 10Q, both of which are incorporated by reference herein; (iii) the form of subscription agreement, which was filed as Exhibit 10.2 with Amendment No. 1 to the Registration Statement; and (iv) the Advisory Services Agreement between Commonwealth Associates, L.P. and the Company, dated as of July 1, 2007, a copy of which is enclosed herein and will be filed in a subsequent amendment to the Registration Statement.

We trust that the foregoing is responsive to the Staff’s comments.
Very truly yours,
/s/ David Danovitch
David Danovitch
cc: Karl F. Arleth

Commonwealth Associates	830 Third Avenue · New York, NY 10022
Investment & Merchant Banking · Member NASD/SIPC	www.commonwealthassociates.com
Tel: 212-829-5800 · 800-422-1253

July 1, 2007
Mr. Karl F. Arleth
Teton Energy Corporation
410 17th Street, Suite 1850
Denver, CO 80202

Re:	Retainer Agreement Between Commonwealth Associates, L.P.
and Teton Energy Corporation (the “Company”)
Gentlemen:
     Commonwealth Associates, L.P., and any of its subsidiaries or affiliates (“COMW” unless otherwise indicated), is pleased to submit this letter of engagement (the “Agreement”) setting forth the terms and conditions whereby COMW will act as financial advisor and will provide general financial advisory and investment banking services to the Company.
I.	Services To Be Provided
     Subject to the terms of that certain Placement Agent Agreement dated as of May 11, 2007 between the Company and COMW (the “May 11 Agreement”) with respect to transaction advisor services, COMW will endeavor to provide to the Company general financial advisory and investment banking services in connection with identifying, assessing, evaluating, and if appropriate, executing possible acquisition, divestiture, exchange, merger, sale, restructuring, financing, refinancing or other transactions, involving the Company, its assets, and/or its securities, and one or more third-parties (the “Advisory Services”).
II.	Terms and Conditions
A.	Authority. The Company represents and warrants that the Company is in all respects qualified and authorized to accept any financing or merger/acquisition commitments being arranged by COMW; provided, however, that the Company can decide not to accept any financing or merger/acquisition commitments being arranged by COMW, in the Company’s sole discretion. COMW is not responsible for the qualifications of the Company, the vesting or quality of title or any other matters’ affecting the consummation of such transaction.

B.	Company Information. The Company represents and warrants that all information (i) made available to COMW by the Company or (ii) contained in the relevant financing documents will be complete and correct in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein

Teton Energy Corporation
July 1, 2007

not misleading in the light of the circumstances under which such statements are made. The Company further represents and warrants that any projections provided to COMW or contained in any relevant transaction documents will have been prepared in good faith and will be based on assumptions that, in light of the circumstances under which they are made, are reasonable. The Company acknowledges and agrees that, in rendering its services hereunder, COMW will be using and relying on such information (and additional information available from public or other sources) without independent verification, that COMW will not assume responsibility for the accuracy or completeness of such information (included in the relevant financing documents or otherwise), and that COMW will not undertake to make an independent appraisal of any of the assets of the Company or any of its subsidiaries.
III.	Compensation/Payment For Services
     As compensation for COMW’s services, the Company will pay, or cause to be paid, the following fees to COMW:
A.	Compensation to COMW:
1.	A non-refundable Monthly Fee (the “Monthly Fee”) of $15,000, payable monthly beginning July 1, 2007 continuing until the expiration of the Agreement as described in Section IV.A, below.

2.	If the Monthly Fee is not fully paid net 30 days after receipt, the Company agrees to pay all costs of collection, including but not limited to attorney’s fees and interest on the obligation, whether collected by suit or otherwise. The Monthly Fee is not negotiable and is not subject to any reduction, set-off, counterclaim, or refund for any reason or matter whatsoever.

3.	In addition to the Monthly Fee, 1% of the aggregate sale price for the monetization of partial or full ownership of selected oil and gas assets, payable on the closing date of such sale. The Company and COMW hereby acknowledge and agree that such 1% fee constitutes a one time modification to the May 11 Agreement with respect to transaction advisor compensation payable to COMW, and

Teton Energy Corporation
July 1, 2007

that except for such modification, the terms of the May 11 Agreement are hereby reaffirmed.
B.	Expenses. In addition to the fees described above, and whether or not any financing is consummated, the Company will pay all of COMW’s reasonable out-of-pocket expenses, including travel for trips approved by the Company, Federal Express and other mailing charges, long distance telephone calls, and other incremental costs incurred, including pre-approved fees and disbursements of counsel (which approval will not be unreasonably withheld). COMW must seek pre-approval for any single item costing in excess of $1,000. Out-of-pocket expenses will be billed, due and payable, monthly in arrears.
IV.	Miscellaneous
A.	Term. This Agreement is effective as of July 1, 2007 (the “Effective Date”) and will continue thereafter for a period of 24 months. The Company may accelerate payments, in part or in full, at its option.

B.	Confidentiality. Except as contemplated by the terms hereof or as required by applicable law, COMW shall keep confidential all material non-public information provided to it by the Company, and shall not disclose such information to any third party, other than such of its employees and advisors as COMW determines to have a need to know and except as otherwise required by law or legal process. The relevant financing documents and any other information or data about the Company, its subsidiaries, or their assets will only be made available to a potential investor on the execution of a confidentiality agreement prepared by COMW and acceptable to the Company.

C.	Nature of Engagement. Pursuant to the May 11 Agreement, COMW is being retained to serve as the Company’s exclusive transaction advisor (unless otherwise agreed to in writing between the parties) solely to the Company, and the engagement of COMW shall not be deemed to be on behalf of and is not intended to confer rights or benefits on any shareholder or creditor of the Company or its subsidiaries or on any other person. Unless expressly agreed to in writing by COMW, no one other than the Company is authorized to rely on this engagement of COMW or any statements, conduct or advice of COMW. No option or advice of COMW shall be used for any other purpose or reproduced, disseminated, quoted, or referred to at any time, in any manner or for any purpose, nor shall any

Teton Energy Corporation
July 1, 2007

public or other references to COMW (or to such opinions or advice) be made without the express prior written consent of COMW, which consent shall not be unreasonably withheld.

D.	No Obligation to Consummate a Transaction. Nothing herein shall obligate the Company to close on any financing or other transaction introduced to it by COMW.

E.	Parties. This Agreement shall be binding on the parties and their successors and assigns.

F.	Modifications and Amendments. This Agreement and the May 11 Agreement represent the entire understanding between the Company and COMW with respect to the Advisory Services. It is understood that COMW’s obligations under this Agreement are to use its best efforts throughout the period for which it acts as the Company’s transaction advisor as described herein. COMW’s engagement is not intended to provide the Company or any other person or entity with any assurances that any transaction will be consummated. It is further understood that except for the modification of the May 11 Agreement set forth in Section III.A.3 above, the terms of the May 11 Agreement are hereby reaffirmed.

G.	Arbitration. Any dispute related to this Agreement, any transaction contemplated hereby, or any other matter contemplated hereby shall be settled by arbitration in accordance with the rules then in effect of the Financial Institutions Regulatory Authority (f/k/a NASD). Any award entered by the arbitrators shall be final, binding, and nonappealable, and judgment may be entered thereon by any party in accordance with applicable law in any court of competent jurisdiction. This arbitration provision shall be specifically enforceable.

H.	Governing Law & Amendments. This Agreement shall be governed by New York law, without application of conflict of laws principles, and may not be amended or modified except pursuant to a writing signed by all parties.
[Remainder of page intentionally left blank.]

Teton Energy Corporation
July 1, 2007

     If the foregoing correctly sets forth the entire understanding and agreement between COMW and the Company, please so indicate in the space provided for that purpose below and return an executed copy to us no later than September 4, 2007, whereupon this letter shall constitute a binding agreement between us as of the date first above written.

COMMONWEALTH ASSOCIATES, L.P.

		By:	/s/ Robert A. O’Sullivan

Robert A. O’Sullivan
President & CEO

AGREED:

TETON ENERGY CORPORATION

By:	/s/ Karl F. Arleth

Karl F. Arleth
President & CEO